EXHIBIT 99.2

Date: May 31, 2012

To: All Canadian Securities Regulatory Authorities
       NASDAQ

Subject: CE FRANKLIN LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Special Meeting
Record Date for Notice of Meeting:	13/06/2012
Record Date for Voting (if applicable):	13/06/2012
Beneficial Ownership Determination Date:	13/06/2012
Meeting Date:	16/07/2012
Meeting Location (if available):	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON STOCK / ACTIONS ORD.	125151100	CA1251511004

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for CE FRANKLIN LTD.